SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2018

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the first three-month period ended March 31, 2018 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the first three-month period ended March 31, 2018 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. KEPCO also applied K-IFRS 1109 ‘Financial Instruments’ and K-IFRS 1115 ‘Revenue from Contracts with Customers’ for the period of the first three-month, 2018. KEPCO, however, did not restate the comparative information for prior periods. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, KPMG Samjong Accounting Corp., or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the first three-month period ended March 31, 2018 and 2017

In billions of Korean Won	March 31, 2018	March 31, 2017	Change
	Three-month period ended	Three-month period ended
Operating revenues	15,706	15,147	3.7%
Operating income (loss)	-128	1,463	-108.7%
Income (loss) before income tax	-262	1,390	-118.9%
Net income (loss)	-250	900	-127.8%
Net income (loss) attributable to owners of the company	-277	867	-132.0%

CONDENSED SEPERATE STATEMENTS OF COMPREHENSIVE INCOME

For the first three-month period ended March 31, 2018 and 2017

In billions of Korean Won	March 31, 2018	March 31, 2017	Change
	Three-month period ended	Three-month period ended
Operating revenues	15,564	15,193	2.4%
Operating income (loss)	-1,442	-784	-83.9%
Income (loss) before income tax	-1,007	89	-1,229.3%
Net income (loss)	-622	318	-295.8%

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-soo
Name:	Kim, Jong-soo
Title:	Vice President

Date: May 14, 2018